Filed pursuant to Rule 424(b)(3)

Registration No. 333-281687

BLACKSTONE PRIVATE MULTI-ASSET CREDIT AND INCOME FUND
Supplement No. 1 dated October 15, 2025
to the Prospectus dated March 10, 2025

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Private Multi-Asset Credit and Income Fund (“we,” “our” or the “Fund”), dated March 10, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

Appointment of New Chief Executive Officer, Interested Trustee and Chair of the Board of Trustees, Co-Chief Investment Officer and Head of Stakeholder Relations

On October 14, 2025, the Board of Trustees approved the following changes effective November 1, 2025:

•	Dan Oneglia was appointed to serve as Chief Executive Officer and appointed as an Interested Trustee and Chair of the Board of Trustees of Blackstone Private Multi-Asset Credit and Income Fund (the “Fund”), to replace Heather von Zuben in such roles following her appointment to Global Head of Retirement Solutions for Blackstone. He will continue to serve as Chief Investment Officer, joined in that role by Eugene Lee. Dan Oneglia is a Senior Managing Director and the Global CIO of Liquid Credit Strategies for Blackstone Credit & Insurance, and leads liquid asset allocation for Blackstone Credit & Insurance based in New York. Prior to joining Blackstone in 2019, he spent 20 years at Goldman Sachs where he was a partner and led the Americas Multi-Strategy Investment (MSI) team within the Special Situations Group (SSG).
•	Eugene Lee was appointed as the Co-Chief Investment Officer of the Fund. Eugene Lee is a Managing Director in Blackstone Credit & Insurance and a Portfolio Manager for the Fund. Prior to joining Blackstone in 2020, he worked at Goldman Sachs within the Special Situations Group as a member of the Multi-Strategy and Alternative Energy Investing teams.
•	Stacy Wang was appointed as the Head of Stakeholder Relations, a newly created executive officer position for the Fund. Stacy Wang is a Managing Director in Blackstone Credit & Insurance. Prior to joining Blackstone in 2015, she worked as an Investment Banking Associate at Natixis, where she focused on leveraged finance and M&A transactions.

The last sentence under “Management” on page 107 of the Prospectus is deleted and replaced with the following:

Mr. Oneglia, experience as an executive, investment professional and Blackstone business leader; Ms. Collins, experience as an executive and service as a board member of another registered management investment company; Ms. Fuller, experience as an executive and service as a board member of other registered management investment companies; Mr. Clark, experience as an investment professional; and Ms. Pascucci, experience as an investment professional.

The “Interested Trustee” section of the table under “Trustees” on page 107 of the Prospectus is replaced with the following:

Name	Year of Birth	Position with BMACX	Trustee Since	Principal Occupation(s) During Past 5 Years	Other Directorships Held by Trustee	Number of Portfolios in Fund Complex Overseen by Trustee (1)
Interested Trustee:
Dan Oneglia	1977	Chair, Trustee, Chief Executive Officer, Co-Chief Investment Officer	November 2025	Senior Managing Director, Blackstone Inc. (December 2019 – Present); Partner, Goldman Sachs (July 1999 – July 2019)	None	1

The table under “Executive Officers Who are Not Trustees” on page 108 of the Prospectus is amended to include the following information and to remove Dan Oneglia:

Name	Year of Birth	Position	Officer Since
Eugene Lee	1986	Co-Chief Investment Officer	November 2025
Stacy Wang	1989	Head of Stakeholder Relations	November 2025

The following paragraph is moved from the “Executive Officers Who Are Not Trustees” subsection under “Biographical Information” to replace the information in the “Interested Trustees” subsection under “Biographical Information” on page 108 of the Prospectus:

Dan Oneglia, Senior Managing Director, Co-CIO of BMACX, Global CIO of Liquid Credit Strategies. Mr. Oneglia is a Senior Managing Director and the Global CIO of Liquid Credit Strategies. He also leads liquid asset allocation for BXCI based in New York. Before joining Blackstone, in 2019, he spent 20 years at Goldman Sachs where he was a partner and led the Americas Multi-Strategy Investment (MSI) team within the Special Situations Group (SSG). Mr. Oneglia graduated from Princeton University with a B.A. in History and a Certificate in Latin American Studies. Mr. Oneglia serves as the Chair of the Board of Trustees for The New York Foundling.

The “Executive Officers Who Are Not Trustees” subsection under “Biographical Information” beginning on page 109 of the Prospectus is amended to include the following information:

Eugene Lee, Managing Director, Co-CIO of BMACX. Mr. Lee is a Managing Director in BXCI based in New York, where he leads portfolio management and asset allocation for BXCI’s multi-asset credit strategies. Before joining Blackstone, Mr. Lee worked at Goldman Sachs within the Special Situations Group as a member of the Multi-Strategy and Alternative Energy Investing teams. In this capacity, Mr. Lee invested across a broad range of asset classes and industries throughout North and South America. Mr. Lee received an AB/SM in Economics and Applied Mathematics from Harvard University and studied violin performance at the New England Conservatory. Mr. Lee serves on the board of directors of the Harvard-Radcliffe Orchestra Foundation.

Stacy Wang, Managing Director, Head of Stakeholder Relations. Ms. Wang is a Managing Director and the Head of Stakeholder Relations for Blackstone Private Credit Fund (BCRED) and Blackstone Secured Lending Fund (BXSL) for Blackstone Credit and Insurance (BXCI) based in New York. Prior to her current role, Ms. Wang focused on fundraising, product strategy, and client relationships across private and opportunistic credit products for institutional and retail investors. Prior to joining Blackstone in 2015, Ms. Wang worked as an Investment Banking Associate at Natixis, where she focused on leveraged finance and M&A transactions. Ms. Wang graduated from the Stern School of Business at New York University with a BS in Finance and Journalism.

The second sentence of the second paragraph under “Board Leadership Structure” on page 113 of the Prospectus is deleted and replaced with the following:

The Board of Trustees has appointed Dan Oneglia to serve in the role of chairperson of the Board of Trustees.

The “Interested Trustees” section of the table under “Dollar Range of Equity Securities Owned by Trustees” on page 114 of the Prospectus is replaced with the following:

	Dollar Range of Equity Securities in the Fund(1)(2)	Dollar Range of Equity Securities in the Fund Complex(1)(2)(3)
Interested Trustees
Dan Oneglia*	Over $100,000	Over $100,000

*	Information provided as of October 14, 2025.

The biography for Eugene Lee is deleted from the section “Members of the Investment Committee and Portfolio Managers Who Are Not Our Trustees or Executive Officers” on page 121 of the Prospectus.

The table under “Control Persons and Principal Shareholders” on page 180 of the Prospectus is amended to include the following information:

Name	Type of Ownership	Number	Percentage
Interested Trustees
Dan Oneglia(2)	Record/Beneficial	16,383	*
Executive Officers Who Are Not Trustees(1)
Eugene Lee(2)	—	—	—
Stacy Wang(2)	—	—	—

(1)	The address for the Adviser and all of the Fund’s officers and Trustees is c/o Blackstone Private Credit Strategies LLC, 345 Park Avenue, New York, NY 10154.
(2)	Information provided as of October 14, 2025.
*	Less than 1%.

Capitalized terms not defined herein have the meanings assigned to them in the Prospectus.

Please retain this supplement for future reference.